[SRS Labs letterhead]

July 17, 2007

VIA EDGAR AND U.S. MAIL

Securities and Exchange Commission

100 F Street, N.E.
Mail Stop 6010
Washington, D.C.  20549

Attn:       Mr. Eric Atallah

Re:                             SRS Labs, Inc. (File No. 0-21123)
Form 10-K for the year ended December 31, 2006

Dear Mr. Atallah:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 11, 2007 (the “SEC Comment Letter”) regarding the above-referenced Form 10-K of SRS Labs, Inc., a Delaware corporation (the “Company”).

The numbered responses set forth below contain each of the Staff’s comments set off in bold type and correspond to the numbered comments contained in the SEC Comment Letter.

Form 10-K for the year ended December 31, 2006

Consolidated Statements of Stockholders’ Equity, page 44

1.             We note that your comprehensive income (loss) for the year ended December 31, 2006 does not include your currency translation adjustment of $81,303.  Please revise future filings to include foreign currency translation adjustments within your comprehensive income or tell us why you are not required to do so.  Please refer to paragraph 17 of SFAS 130.

Response:              The Company acknowledges the Staff’s comment and will revise its future filings to include foreign currency translation adjustments.

Securities and Exchange Commission
July __, 2007

Revenue Recognition, page 49

2.             We note from your disclosures on page 9 that some of your licenses are sold in bundled agreements, under which your platform partner collects the revenue from the licensees on your behalf.  If these revenues are material, please revise future filings to disclose the significant terms and conditions of these arrangements and explain how your recognize revenue under these arrangements.

Response:              The Company acknowledges the Staff’s comment and will revise its future filings to expand the discussion of the terms of such arrangements.

Net Income (Loss) Per Common Share, page 50

3.             We note that you did not adjust your 2005 diluted EPS calculation for dilutive options even though you reported income from continuing operations.  Additionally we note that your 2004 diluted EPS calculation was adjusted for dilutive options even though you reported a loss from continuing operations.  Please revise future filings to comply with paragraphs 15 and 16 of SFAS 128 or tell us how your current presentation complies with SFAS 128.

Response:              The Company acknowledges the Staff’s comment and will revise its future filings accordingly.

*   *   *   *

Please be advised that the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) that the Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any comments or questions concerning this matter should be directed to the undersigned at (949) 442-5596.  Also, please use the following fax number for all written communications sent to the Company:  (949) 442-5509.

Thank you for your assistance in this matter.

Very truly yours,

Ulrich Gottschling
Chief Financial Officer